UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number 001-34175

ECOPETROL S.A.

(Exact name of registrant as specified in its charter)

N.A.

(Translation of registrant’s name into English)

COLOMBIA

(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24

BOGOTA D.C. – COLOMBIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐ No ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐ No ⌧

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ⌧

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Ecopetrol S.A. hereby designates this report on Form 6-K as being incorporated by reference into its registration statement on Form F-3, as filed with the SEC on May 28, 2021 (File No. 333-256623).

Exhibits

Exhibit 99.1	Unaudited Interim Condensed Consolidated Financial Statements at June 30, 2021 and December 31, 2020 for the six-month periods ended June 30, 2021 and 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ecopetrol S.A.

		By:	/s/ Jaime Caballero Uribe
			Name:	Jaime Caballero Uribe
			Title:	Chief Financial Officer
Date:	October 27, 2021